Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Intelsat S.A.:

We consent to the incorporation by reference in the registration statement (No. 333-187976) on Form S-8 of Intelsat S.A. of our reports dated March 7, 2016, with respect to the consolidated balance sheets of Intelsat S.A. and subsidiaries as of December 31, 2014 and 2015, and the related consolidated statements operations, comprehensive income (loss), changes in shareholders’ deficit and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 20-F of Intelsat S.A.

Our report on the consolidated financial statements dated March 7, 2016 refers to a change in accounting for debt issuance costs and deferred income taxes.

/s/ KPMG LLP

McLean, Virginia

March 7, 2016